UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: June 5, 2012	By:	/s/ M. K. Koo
	Name:	M. K. Koo
	Title:	Executive Chairman and
Chief Financial Officer

NEWS RELEASE

Investor relations contact: Mr. Paul Lau	Please refer to the Nam Tai website (www.namtai.com)
E-mail: shareholder@namtai.com	or the SEC website (www.sec.gov) for Nam Tai press releases
and financial statements.

NAM TAI ELECTRONICS, INC.

BUSINESS UPDATE

SHENZHEN, PRC – June 5, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced the latest business development in two of its most significant new projects in the area of high-resolution LCD modules (“LCM”) for tablets and smart-phones.

For the tablet high-resolution LCM project based in its Wuxi facility, after further improvement of key components’ quality, the sample has been approved by the customer. Nam Tai is pleased to announce the order book from the customer has been confirmed and its Wuxi facility has commenced mass production.

For the smart-phone high-resolution LCM project based in its Shenzhen facility, Nam Tai’s customer has continuously upgraded the product specifications, which has resulted in further delay on the approval of final specifications. As a result, Nam Tai continues to negotiate its quotation with the customer based on the upgraded specifications. The specifications for the current sample model is currently expected to be finalized before end of August 2012. If the result of the pilot-run meets the customer’s requirements, mass production is expected to commence in November 2012. It is important to note that there remain uncertainties on the success of this project, which is subject to whether the parties may accept the corresponding quotation within a short period.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including: a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. The LCM assembly business is highly competitive. The factors that could affect our revenue and margins in the LCM assembly business include: components shortages; quality instability; delivery delays caused by suppliers selected by the customers; order postponements or cancellation; the quantity of actually placed order may be different from the forecast order; and our customers may also request reduction of unit price at anytime. It is also important to note that our customers do not guarantee the utilization of our invested capacity. Please see “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed on March 16, 2012 with the Securities and Exchange Commission for further discussions of these and other factors.

The words “believe”, “may”, “will”, “project”, “continue”, “anticipate”, “intend”, “expect”, and similar words are intended to identify forward-looking statements. Forward-looking statements include both the express and implied statements made in “Expansion Projects,” “Company Outlook” and elsewhere in this news release, particularly statements regarding: management’s intention to focus its business on key components assembly for telecommunication products and expectations expressed regarding the action and cooperation of the local PRC government as to our expansion projects in Shenzhen and Wuxi; the expansion of our manufacturing capacity to meet the growing demand for LCD modules we anticipate; the development of new product segments and new customer bases; the perception of increasing inflation and appreciation of the Renminbi; and the Company’s ability to control costs and to invest in new technology.

For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.

All information in this press release is as of June 5, 2012 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law. Readers are cautioned not to place undue reliance on these forward-looking statements. The inclusion of any statement in this release does not constitute an admission by the Company or any other person that the events or circumstances described in such statements are material.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.